Exhibit (a)(3)

2021 Annual Report	April 29, 2022

TO OUR EVERFLOW PARTNERS...

The Company had a Standardized Measure of Discounted Future Net Cash Flows (the “Standardized Measure”) representing $6.8 million at December 31, 2021, an increase of $15.4 million from a liability of $8.6 million measured at December 31, 2020. The increase was primarily due to increases in crude oil and natural gas prices and the related upward revisions in quantities of crude oil and natural gas reserves from December 31, 2020 to December 31, 2021. The Company did not incur any development costs in 2021. Total assets and partners’ equity of the Company at December 31, 2021 amounted to $43.7 million and $23.3 million, respectively.

The Appalachian Basin experienced recoveries in crude oil and natural gas prices during 2021, as compared to the historically low crude oil and natural gas prices realized in the prior year. Negative regional basis adjustments being applied to the majority of the Company’s natural gas sales continued to settle at unpleasantly low levels. Negative regional basis adjustments are primarily the result of excess supply of natural gas currently being produced and stored in the region. The average price received by the Company per MCF of natural gas was $3.28 in 2021, an increase of $1.43, or 77% from the average price received of $1.85 in 2020. The average price received by the Company per BBL of crude oil was $64.46 in 2021, an increase of $25.52, or 66%, from the average price received of $38.94 in 2020.

The increases in 2021 prices had a positive effect on the Company’s operations. The Company’s crude oil and natural gas sales increased $5.7 million, or 166%, from 2020 to 2021. The Company reported net income of $5.7 million during 2021, an increase of $5.9 million, as compared to a reported net loss of $203,000 in the prior year (GAAP Basis). Net income per limited partnership Unit was reported as $1.04 in 2021, an increase of $1.08 as compared to the $0.04 of net loss per limited partnership Unit reported in the prior year (GAAP Basis).

The Company has locked-in 477,500 MCF at a weighted average price of $4.34 per MCF, net of regional basis adjustments for the May 2022 – March 2023 production periods. The impact of these contracts on the Company’s future crude oil and gas sales cannot be fully measured until actual production volumes and prices have been determined.

The Company made a $0.50 per Unit cash distribution in April 2022 to all Unitholders of record as of March 31, 2022 after making assessments of projected 2021 net taxable income, Company liabilities associated with operations, an anticipated 2022 Repurchase Right commitment, cash requirements for upcoming drilling and development projects, and other cash considerations.

FINANCIAL REPORT...

Enclosed with this Annual Newsletter is the following financial information:

•         The Company’s audited 2021 Consolidated Financial Report, including a report from the Company’s independent registered public accounting firm and Notes to Consolidated Financial Statements.

•         “Management’s Discussion and Analysis of Financial Condition and Results of Operations” derived from the Company’s Form 10-K Annual Report filed with the Securities and Exchange Commission on March 25, 2022.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2021 Newsletter	April 29, 2022

RESERVES REPORT...

Also enclosed with this newsletter is a copy of a letter prepared by Wright & Company, Inc., independent petroleum consultants, including a summary report of the remaining crude oil and natural gas reserves, future net cash flows and discounted future net cash flows for all properties in which the Company owns an interest (the “Reserves Report”). Additional supplemental information relating to the Company’s oil and gas producing activities can be found in the enclosed 2021 Consolidated Financial Report – reference Note 7 of the Notes to Consolidated Financial Statements.

As presented in the enclosed Reserves Report, the Company has an estimated $30.9 million in undiscounted future net cash flows at December 31, 2021, representing $5.72 per limited partnership Unit. Because of the time period required to extract such reserves, the present value of reserves to be obtained in the future is less than if immediately available. The present value of the Company’s future net cash flows, discounted at 10% per annum, is $19.0 million at December 31, 2021, which represents $3.51 per limited partnership Unit.

The average remaining economic life of the Company’s wells at December 31, 2021 is 11 years. The economic lives of the Company’s wells have a range of 0 – 50 years at December 31, 2021.

MARGINAL WELL TAX CREDITS AND 2021 FORM K-1s...

The marginal well tax credit is a production-based tax credit that provides credits for the production of qualified crude oil and natural gas from a qualified marginal well. As communicated with the draft K-1 packages mailed in early March 2022, the Company has elected to extend its filing of the 2021 Form 1065 and K-1s as it awaits the IRS release of the applicable reference price for qualified natural gas production from qualified marginal wells and the inflation adjustment factor which will determine any potential marginal well credits associated with 2021 production activities.

DIRECT DEPOSIT...

Many of the Company’s partners are currently setup to have their cash distributions directly deposited into their bank accounts, whereas other partners continue to receive checks. Direct deposit is a safe and convenient way to have your cash distributions deposited directly into your bank account and have the funds available for your use right away, while also eliminating (i) the extra time required for the United States Postal Service to deliver your paper check, (ii) the additional time and effort associated with depositing the check into your bank account once it has been received, (iii) the additional time associated with your bank processing and clearing the check and making the funds available to you and (iv) any additional check or bank processing time or delays related to events such as the COVID-19 pandemic. We encourage all Unitholders to take advantage of direct deposit for your cash distributions. Unitholders are notified of cash distributions directly deposited via email on the day the distribution is processed. If you are interested in signing up for direct deposit, please contact Sharon Bradley, our Partner Relationship Manager, and she will be happy to assist with getting you setup. Sharon may be reached at the Company’s main phone number – (330) 533-2692 – or by email at sbradley@everfloweastern.com.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692

2021 Newsletter	April 29, 2022

REPURCHASE RIGHT...

The Partnership Agreement for Everflow Eastern Partners, L.P. provides that each year the Company will repurchase for cash up to 10% of the then outstanding Units of the Partnership. The price to be paid for any such Units is calculated based upon the audited financial statements of the Company as of December 31 of the year prior to the year in which the Repurchase Right is to be effective and independently prepared reserves reports.

Between April 29, 2022 and June 30, 2022, you as a Unitholder of the Company may exercise your right to require the Company to purchase all or any (whole) number of your Units at a price equal to 66% of the Adjusted Book Value as of December 31, 2021, as adjusted for cash distributions since that date.

Based on the Company’s audited financial statements (enclosed), the 2022 calculated Repurchase Right Price is $2.51 per Unit calculated as follows:

Total partners' equity at December 31, 2021	$23,318,000

Add:
Standardized Measure of Discounted
Future Net Cash Flows	6,776,000
Tax adjustment	223,000
6,999,000
Deduct:
Carrying value of oil and gas properties (net of undeveloped lease costs and prepaid well costs):
Historical cost	136,141,000
Less Depreciation, Depletion and Amortization	(130,478,000)
5,663,000

Adjusted Book Value	24,654,000
66% of Adjusted Book Value	16,272,000
98.76% Limited Partners' share	16,070,000
Unit price based on 5,334,473 Units	3.01
Less Interim Distributions	(0.50)

Calculated Repurchase Right Price	$2.51

Management of the Company believes that the Repurchase Right Price may be less than the value which could be realized by the Unitholders in the event of a liquidation or sale of the Company.

Management of the Company also believes that any proceeds on the sale of Units for most Unitholders would likely result in these proceeds being taxed as ordinary income and not capital gains. The sale of Units would require that all prior deductions for intangible drilling and development costs (including intangible drilling and development costs deducted originally when most of the current Unitholders invested in drilling programs in the 1980’s) and depletion deductions (except for percentage depletion deductions in excess of the basis of a property) would be subject to recapture and would be treated as ordinary income, with the amount recaptured limited to the amount of taxable gain on the sale of the Units (see Section 11 of the Offer to Purchase). Unitholders should consult their own tax advisor to assess the tax consequences of the sale of Units to the Company.

The Offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. In the event you as a Unitholder elect to consider such right under the Partnership Agreement, instructions on how to do so are also explained in detail in the enclosed materials.

585 West Main Street, Post Office Box 629, Canfield, Ohio  44406  ●   (330) 533-2692